CONVERSION LABS, INC.

800 Third Avenue, Suite 2800

New York, NY 10022

November 23, 2020

Sergio Chinos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conversion Labs, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2020
File No. 000-55857

Dear Mr. Chinos:

By letter dated October 29, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Conversion Labs, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 13, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. We are filing a revised Preliminary Proxy Statement on Schedule 14A today to address the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed October 13, 2020

General

1.	Please revise your discussion of Proposal 2 to state the aggregate consideration received from the issuance of the Series B Preferred Stock as well as your use or intended use of the proceeds. Please refer to Item 11(c) of Schedule 14A.

Response: In response to the Staff’s comments, we have revised our discussion of Proposal 2 to state the aggregate consideration received from the issuance of the Series B Preferred Stock and the intended use of the proceeds.

2.	Please revise Annex B to include complete copy of the Certificate of Designation of Series B Convertible Preferred Stock.

Response: In response to the Staff’s comments, we have revised Annex B to include a complete copy of the Certificate of Designations of Series B Convertible Preferred Stock.

3.	In your next amendment please mark your form of proxy card as preliminary.

Response: In response to the Staff’s comments, we have marked the form of proxy card as preliminary.

Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

4.	Please revise to clearly state the reasons for and the general effect on the rights of existing shareholders of the (i) amendment to the company’s certificate of incorporation to authorize the creation of the blank check preferred stock; (ii) certificate of designation of Series B Convertible Preferred Stock; and (iii) issuance of 3,500 Shares of Series B Preferred Stock. Please include a discussion of voting, liquidation preferences, conversion rights, redemption rights and dividend rights of the Series B preferred. Please ensure that you disclose the dilutive effect that the ratification of the Series B issuance would have on shareholders. In that regard, we note that each Series B share has 6,000,000 votes per share, which appears to represent significant voting power based on the currently issued and outstanding shares.

Response: In response to the Staff’s comments, we have stated the reasons for and the general effect on the rights of existing shareholders of the (i) amendment to the company’s certificate of incorporation to authorize the creation of the blank check preferred stock; (ii) certificate of designations of Series B Convertible Preferred Stock; and (iii) issuance of 3,500 Shares of Series B Preferred Stock. We included a discussion of voting, liquidation preferences, conversion rights, redemption rights and dividend rights of the Series B preferred, and disclosed the dilutive effect that the ratification of the Series B issuance would have on shareholders. Our revised Preliminary Proxy Statement clarifies that the 3,500 shares of Series B Preferred Stock are entitled, in the aggregate, to one vote per share on an as-converted basis, equaling in the aggregate, following the October 14, 2020 reverse stock split, 1,200,000 votes. The original Preliminary Proxy Statement mistakenly stated that each Series B share has 6,000,000 votes per share.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Justin Schreiber

Chief executive Officer

Conversion Labs, Inc.

800 Third Avenue, Suite 2800

New York, NY 10022